Exhibit 5.8

CHC Helicopter S.A.

4740 Agar Drive

Richmond, BC V7B 1A3

Canada

Stockholm, 28 March 2012

435363 MPH/EHT

Re. The Issuance of Senior Secured Notes by CHC Helicopter S.A.

We have acted as Swedish counsel to CHC Helicopter S.A. (the “Issuer”) in connection with the Registration Statement on Form S-4 (the “Registration Statement”), filed by the Issuer and CHC Sweden AB (the “Company”) and the other Guarantors (as defined in the Indenture) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the issuance by the Issuer of senior secured notes due 2020 in an aggregate amount of up to U.S.$1,100,000,000 (the “Exchange Senior Secured Notes”) and the issuance by the Registrant and the other guarantors of guarantees (the “Exchange Senior Guarantees”) with respect to the Exchange Senior Securities.

Examination.—For the purpose of giving this opinion we have examined originals or copies of:

(i)	an indenture dated 4 October 2010 between, amongst others, the Issuer, the Company, the other Guarantors, the Trustee and HSBC Corporate Trustee Company (UK) Limited (the “Collateral Agent”);

(ii)	the Registration Statement;

(iii)	the certificate of incorporation (Sw.: registreringsbevis) for the Company, issued by the Swedish Companies Registration Office (Sw:. Bolagsverket), dated 29 September 2010 and 28 March 2012, showing relevant entries in the Swedish Company Registry (Sw.: bolagsregistret);

(iv)	the articles of association (Sw.: bolagsordning) of the Company, adopted on 25 October 2005;

(v)	the minutes of the board of directors of the Company dated 29 September 2010; and

(vi)	an officer’s certificate from the Company addressed to Advokatfirman Vinge KB and an officer’s certificate from the Issuer addressed to Advokatfirman Vinge KB, both dated 28 March 2012 (the “Officer’s Certificates”).

Definitions.—Unless otherwise defined herein, capitalised terms used in this opinion shall have the meanings given to them in the Indenture. The documents listed under (i)-(ii) above are hereinafter referred to as the “Transaction Documents”. “Insolvency Regulation” means Council Regulation (EC) No. 1346/2000 of 29 May 2000 on insolvency proceedings. “COMI” means “centre of main interest” as defined in Article 3(1) of the Insolvency Regulation.

Reliance.—For the purposes of this opinion we have made no examination of the files or records of any company or any governmental or regulatory agency or authority or any other entity or person nor have we examined any other documents or instruments than those expressly set out above.

Assumptions.—For the purposes of this opinion, we have assumed, with your permission:

(a)	that the Transaction Documents have been duly authorised and executed by or on behalf of and is valid and binding on and enforceable against each of the parties thereto (other than the Company) and that the performance thereof is within the capacity and powers of each of them (other than the Company); and that the steps taken by which any person not originally party to the Transaction Documents becomes a party under the Transaction Documents comply with the provisions of the relevant Transaction Documents and are within the capacity and powers of, and have been duly authorised by, each of the relevant parties (other than the Company);

(b)	that all parties to the Transaction Documents (other than the Company) have been duly incorporated and are validly existing under the laws of their relevant jurisdictions;

(c)	that all signatures on all documents supplied to us as originals or as copies of originals are genuine and that all documents submitted to us are true, authentic and complete;

(d)	the accuracy and completeness of all factual representations made in the Transaction Documents and the officer’s certificates and other documents reviewed by us and of any other information set out in public registers or that has otherwise been supplied or disclosed to us (and we have therefore not made any independent investigation thereof);

(e)	that the terms of the Transaction Documents are bona fide commercial terms and that such terms and the transactions under them are entered into for bona fide commercial purposes, without any fraudulent intent (including as to the interests of creditors) and on arm’s length commercial terms and for full value, and that the obligations under the Transaction Documents are and will be observed and performed by the parties to them in accordance with their terms; and that the execution, implementation or performance of the Transaction Documents will not contravene any other contractual arrangements of the parties, other than contractual arrangements to which the Issuer or the Company is a party, that may have an impact on the validity or enforceability of the Transaction Documents;

(f)	that all documents, authorisations, powers and authorities produced to us remain in full force and effect and, except for documents, authorisations, powers and authorities to which the Issuer or the Company is a party, have not been amended or affected by any subsequent action not disclosed to us;

(g)	that all agreements or documents which are governed by the laws of any jurisdiction other than the Kingdom of Sweden are under such laws (including the public policy of such jurisdictions) legal, valid, binding and enforceable according to the terms and conditions of the relevant agreements or documents and that there is no provision of the law of any jurisdiction, other than the Kingdom of Sweden, which would have any implication in relation to the opinions expressed below;

(h)	that all necessary consents, authorisations and approvals whatsoever and howsoever described required in any relevant jurisdiction (other than the Kingdom of Sweden) for the due execution and performance of the Transaction Documents by each of the parties thereto have been, or will be, obtained; and that all necessary notices, filings, registrations and recordings required in any applicable jurisdiction (other than the Kingdom of Sweden) in respect of the Transaction Documents have been, or will be, given or effected in accordance with the laws and regulations of every such jurisdiction;

(i)	that there has been no mutual or relevant unilateral mistake of fact and that there exists no fraud or duress;

(j)	that any meetings of the board of directors of the Company have been duly convened, conducted with a proper quorum and that any resolutions passed at any such meeting have in fact been passed by a sufficient majority of a sufficient quorum and remain in full force and effect; and

(k)	the Company has its COMI (A) in the Kingdom of Sweden (COMI is further discussed in Appendix I) or (B) (if it does not have its COMI in the Kingdom of Sweden) in any other jurisdiction, the laws of which would not have a negative impact on the opinions expressed below; and you may wish to consider obtaining advice from counsel in any such other jurisdiction (but the establishment of a party’s COMI is a matter of fact rather than of law).

Opinions.—Based upon and subject to the foregoing and subject to the qualifications set out below, we are of the opinion that:

(1)	the Company is a private limited liability company duly incorporated and validly existing under the laws of the Kingdom of Sweden and has all requisite corporate power to enter into the Transaction Documents to which it is a party; to the best of our knowledge, but without any independent investigation having been made, other than with the Swedish Companies Registration Office on the date hereof, the Company have not taken any corporate action nor have any steps been taken or legal proceedings been commenced for the bankruptcy, liquidation or dissolution of the Company, or for the appointment of a liquidator, bankruptcy administrator or similar officer over or in respect of the Company;

(2)	the Transaction Documents (including the Exchange Senior Secured Notes and the Exchange Senior Guarantee) to which the Company is a party have been duly authorized and executed and constitute legally valid and binding obligations of the Company and are enforceable against the Company in accordance with their terms;

(3)	the Transaction Documents to which it is a party do not conflict with any provisions of the articles of association of the Company nor with any laws, decrees or regulations of the Kingdom of Sweden;

(4)	no consents, authorisations, licences (including exchange control licences) or approvals of, or registrations or declarations with, any Swedish court or any other governmental authority in the Kingdom of Sweden are required in connection with the execution and performance by the Company of the Transaction Documents to which it is a party, nor is it necessary that any consents, approvals or declarations be obtained from any governmental, administrative or other authority or court in the Kingdom of Sweden, or that any transfer, stamp, registration or similar tax or charge be paid on or in respect of any of the Transaction Documents in the Kingdom of Sweden, in order to ensure the validity and enforceability or admissibility in evidence of the Transaction Documents in the courts of the Kingdom of Sweden and the Transaction Documents are in proper form for their respective enforcement in such courts;

(5)	it is not necessary that the Transaction Documents or any other document to be furnished under them be notarised or filed or recorded with any Swedish court or any other governmental authority in the Kingdom of Sweden;

(8)	the choice of the jurisdiction of the Supreme Court of the State of New York and the United States District Court of the Southern District of New York will be recognised and enforceable in the courts of the Kingdom of Sweden;

(9)	the obligations of the Company under the Transaction Documents to which it is a party will be direct and general obligations of the Company and will at least rank pari passu with all other unsecured indebtedness of the Company with the exception of any indebtedness which is mandatorily preferred by law and not by contract; and

(10)	neither the Company nor any of its assets is entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (which shall include without limitation, suit, attachment prior to judgment, execution or other enforcement).

Qualifications.—The qualifications to which this opinion is subject are as follows:

(1)	the term “enforceable” when used herein means that the relevant obligation is of a type which Swedish courts would uphold; it does not mean that such an obligation will necessarily be enforced in all respects in accordance with its terms; in particular, the availability in Swedish courts or from arbitral tribunals sitting in, or applying the procedural laws of the Kingdom of Sweden of certain remedies (such as injunction and specific performance) may be restricted under the laws of the Kingdom of Sweden, and are at the discretion of the courts or such arbitral tribunals;

(2)	pursuant to the Swedish Contracts Act 1915 (as amended) (Sw.: lag (1915:218) om avtal och andra rättshandlingar på förmögenhetsrättens område) and general equitable principles of the law of contract and obligations, a contract term may be modified or set aside if it is adjudged to be unreasonable. Where any party to an agreement is vested with a discretion or may determine a matter in its opinion or at its discretion, the laws of the Kingdom of Sweden may require that such discretion be exercised reasonably or that such opinion be based on reasonable grounds and a provision that a certain determination is conclusive and binding will not serve to prevent or preclude judicial enquiry into the merits of any claim by an aggrieved party; and the effectiveness of any provision which allows an invalid or unenforceable provision to be severed to save the remainder of the relevant document and its provisions will be determined by the courts of the Kingdom of Sweden or arbitral tribunals sitting in, or applying the procedural laws of the Kingdom of Sweden in their discretion;

(3)	any provision of the Transaction Documents to which the Company is a party which constitutes, or purports to constitute, a restriction on the exercise of any statutory power by any part or any other person may be ineffective; and any provision of the Transaction Documents stating that a failure or delay on the part of any party in exercising any right or remedy under a Transaction Document shall not operate as a waiver of such right or remedy may be ineffective; and a failure to assert a right or claim in a timeous manner may impair the enforceability of such a right or claim;

(4)	provisions in an agreement specifying that its provisions may only be amended or waived in writing may not be enforceable to the extent that an oral agreement or implied agreement in trade practice or course of conduct has been created modifying provisions of the agreement; and to the extent that any matter is expressly to be determined by future agreement or negotiation, such provision may be unenforceable or void for lack of certainty;

(5)	enforcement in the Kingdom of Sweden of the right of a party under the Transaction Documents to which the Company is a party may be limited by general time bar provisions;

(6)	provisions in the Transaction Documents to the effect that one party may terminate an agreement or otherwise act to the detriment of another party in the case of bankruptcy of such other party could be held to contravene the Swedish Bankruptcy Act 1987 (as amended) (Sw:. konkurslagen (1987:672)) or otherwise the principles of the bankruptcy or insolvency laws of the Kingdom of Sweden; and, if so held, may be refused enforcement in courts of the Kingdom of Sweden or arbitral tribunals sitting in, or applying the procedural laws of the Kingdom of Sweden; and where a party has a right to rescind a contract on the grounds of a delay in payments or in the performance of any other obligations that party will be restricted in the exercise of that right upon the commencement of company reconstruction proceedings in respect of the defaulting party under the Companies Reconstruction Act 1996 (as amended) (Sw:. lag (1996:764) om företagsrekonstruktion);

(7)	it is not established by judicial precedent or otherwise by law that a power of attorney or a mandate of agency can be made irrevocable and it is therefore submitted that any powers of attorney or mandates of agency can be revoked and that they will terminate by operation of law and without notice at the bankruptcy or temporal demise of the party giving such powers;

(8)	the right to recover damages for breach of contract or non-contractual (tortious) claims may be limited to the extent the aggrieved party could have avoided or mitigated damages by reasonable efforts;

(9)	the enforcement of any agreement, guarantee or instrument may be limited by bankruptcy, insolvency, liquidation, reorganisation, limitation, moratorium and other laws of general application regarding or affecting the rights of creditors generally and general equitable principles (including but not limited to the Insolvency Regulation);

(10)	to the extent that a guarantee by a Swedish limited liability company as security for the obligations of a parent or sister company exceeds the distributable reserves of the relevant guarantor or pledgor at the time when the guarantee or pledge is given, the validity of such guarantee or pledge is subject to the condition that the guarantor or pledgor receive consideration on market terms for its undertakings or that otherwise sufficient corporate benefit accrues to it;

(11)	under Swedish law, an administrator-in-bankruptcy will not necessarily be obliged to respect the appointment of the Security Agent as authorised representative of the finance parties in certain instances and to that effect any Transaction Document may not be enforceable to the extent that it purports to appoint Security Agent with such effect;

(12)	the concept of parallel debt arrangements is not generally recognised under Swedish law and any agreement or document may not be enforceable to the extent it purports to effect such arrangements;

(13)	pursuant to the provisions of the Council Regulation (EC) No. 44/2001 of 22 December 2000 on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters (the “Brussels Regulation”), a judgment entered against the Company in the courts of a Member State (as defined therein, i.e. all Member States of the European Union) and which is enforceable in such a Member State, will be directly enforceable in the Kingdom of Sweden only upon the satisfaction of the following requirements: (a) that a motion for enforcement has been filed with and granted by Svea Court of Appeal at Stockholm) and (b) that the formal requirements in the Brussels Regulation have been fulfilled. However, upon an appeal of the declaration of enforceability pursuant to the Brussels Regulation the court with which an appeal is lodged may stay the proceedings;

(14)	pursuant to the provisions of the 1988 Lugano Convention on the Recognition of Judgments in Civil and Commercial Matters, a judgment entered against the Company in the courts of a Contracting State (as defined in the Convention) and which is enforceable in such a State, will be directly enforceable in the Kingdom of Sweden only upon the satisfaction of the following requirements: (a) that a motion for enforcement has been filed with the Svea Court of Appeal at Stockholm as provided by law and has been granted; (b) that no appeals lie against the judgment entered in the courts of such Contracting State; (c) that the courts of such Contracting State had jurisdiction; (d) that summons has been duly served on the respondent in the proceedings before the courts of such State; (e) that the judgment is not inconsistent with a prior judgment given between the same parties in the same matter; and (f) that the judgment does not contravene fundamental principles of the legal order or the public policy of the Kingdom of Sweden;

(15)	a judgment entered against the Company in the courts of a State which is not, under the terms of the Brussels Regulation and the Lugano Convention on the Recognition of Judgments in Civil and Commercial Matters, a Member State (as defined in the Brussels Regulation) or a Contracting State (as defined in the Convention), would not be recognised or enforceable in the Kingdom of Sweden as a matter of right without a retrial on its merits (but will be of suasive authority as a matter of evidence before the courts of law, administrative tribunals or executive or other public authorities of the Kingdom of Sweden). However, there is Swedish case law to indicate that such judgments:

(a)	that are based on contract which expressly exclude the jurisdiction of the courts of the Kingdom of Sweden;

(b)	that were rendered under observance of due process of law;

(c)	against which there lies no further right to appeal; and

(d)	the recognition of which would not manifestly contravene fundamental principles of the legal order or the public policy of the Kingdom of Sweden,

should be acknowledged without retrial on its merits;

(16)	the courts of the Kingdom of Sweden or arbitral tribunals sitting in, or applying the procedural laws of the Kingdom of Sweden may award judgments or give awards in currencies other than the local currency, but the judgment debtor has the right under the laws of the Kingdom of Sweden to pay the judgment debt (even though denominated in a foreign currency) in the local currency at the rate of exchange prevailing at the date of payment (however, the judgment creditor may, subject to availability of the foreign currency, convert such local currency into the foreign currency after payment and remove such foreign currency from the Kingdom of Sweden); and a choice of currency provisions by the parties to an agreement will not automatically be held by the courts of the Kingdom of Sweden to constitute a right to refuse payment in Swedish kronor;

(17)

the recognition of the laws of jurisdictions other than the Kingdom of Sweden by Swedish courts or enforcement authorities does not include those laws which such courts or authorities consider (i) to be procedural in nature, (ii) to be revenue or penal laws, (iii) to involve the exercise of sovereign powers or powers of public or administrative law, (iv) the application of which would (A) amount to an attempt to circumvent Swedish conflict of laws rules, (B) lead to or entail a contravention of mandatory laws of the Kingdom of Sweden, or (C) be inconsistent with public policy, as such term is interpreted under the laws of the Kingdom of Sweden and such courts or authorities may require proof of the relevant provisions of those laws please note that the concept of public policy is a dynamic one that is being continuously revisited and developed by statute and, primarily, judicial precedent and that, therefore, no exhaustive enumeration can be given of circumstances that would constitute the public policy of the Kingdom of Sweden; and there is some doubt whether the parties can agree in advance the governing law of claims connected with contract but which are classified as being non-contractual (tortious or delictal);

(18)	any legal proceedings in the courts of the Kingdom of Sweden will be conducted in Swedish and a court or enforcement authority in the Kingdom of Sweden may require, as a further condition for admissibility and/or enforceability the translation into Swedish of any relevant document, and assistance from Swedish authorities in the service of process in connection with foreign proceedings might require the observance of certain procedural and other regulations;

(19)	in proceedings before a court of the Kingdom of Sweden or an arbitral tribunal sitting in, or applying the procedural laws of, the Kingdom of Sweden, Swedish procedural law (whether statutory or on some other footing) will apply in respect of, inter alia, service of process, allocation and taxation of costs for the proceedings, availability of interim or interlocutory proceedings and the evaluation and weighing of evidence; consequently, any provisions in the Transaction Documents relating to such matters may be unenforceable to the extent that they are held by such a court or tribunal to be inconsistent with such procedural law; in particular, such procedural laws permit the introduction of evidence extrinsic to a written agreement to modify the terms or the construction of such an agreement;

(20)	a court of the Kingdom of Sweden or an arbitral tribunal sitting in, or applying the procedural laws of, the Kingdom of Sweden may reject the right to take proceedings in the Kingdom of Sweden, if proceedings which have led to or may lead to a judgment or arbitral award which is enforceable in the Kingdom of Sweden, have already been taken or initiated in or outside the Kingdom of Sweden in another court of competent jurisdiction or arbitral tribunal which has been seized of the matter (or of a matter that in the view of such courts or tribunals is substantially similar to such matter);

(21)	any transfer, payment or other action or measure in respect of the Transaction Documents involving (a) the government of any country or state which is currently the subject of United Nations or European Union sanctions (or both); (b) any person or body resident in, incorporated in or constituted under the laws of any such country or state or exercising public functions in or of any such country or state; (c) any person or body acting from or through or in any such country or state; or (d) any person or body controlled by any of the foregoing or by any person acting on behalf of any of the foregoing, may be subject to restrictions (including complete incapacity or complete lack of authority) pursuant to such sanctions as implemented in the laws of the Kingdom of Sweden; and

(22)

the Transaction Documents and this opinion are expressed in the English language whilst addressing and explaining institutions and concepts of the laws of the Kingdom of Sweden; and such institutions and concepts may be reflected in or described by the English language only imperfectly; and we express no opinion on how the courts of the Kingdom of Sweden would construe contractual language expressed in English where the contract would be subject to the laws of the Kingdom of Sweden. However, we believe that such courts would pay attention to the meaning and import in the laws of any pertinent jurisdiction in which the English language is normally or habitually employed of the expressions used in construing what the parties intended to put in writing for the purposes of the laws of the Kingdom of Sweden.

Restrictions.—This opinion: (i) is confined to and is given on the basis of the laws of the Kingdom of Sweden and practice as they exist at the date hereof and we have made no investigations of the laws or practices of any jurisdiction other than the Kingdom of Sweden as a basis for the opinions expressed above and nothing in this opinion should be construed as expressing an opinion based on the laws of another jurisdiction; (ii) is strictly limited to the matters stated herein and is not to be read as extending by implication to any other matters in connection with the various agreements referred to herein or the transactions contemplated by such agreements; and (iii) is given solely for the purposes of the transaction to which the Transaction Documents relate and we assume no obligation to advise you of any changes in the foregoing subsequent to the date set out at the beginning of this opinion and this opinion speaks only as of that date. We have examined all documents we deem necessary to render this opinion, including the Transaction Documents.

Governing Law.—This opinion is given in the Kingdom of Sweden and shall be governed by and construed in accordance with the laws of the Kingdom of Sweden.

Addressees.—We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the use of our name under the section “Legal Matters” in the prospectus included in the Registration Statement. We understand and agree that Sheppard, Mullin, Richter & Hampton LLP, counsel to CHC Helicopter S.A., may rely upon this opinion as if it were an addressee hereof for the purpose of providing the opinion to be delivered by such firm in connection with the Registration Statement.

Yours faithfully,

ADVOKATFIRMAN VINGE KB

/s/ Maria Pia-Hope	/s/ Elin Hjort
Maria Pia-Hope	Elin Hjort

Appendix I

Centre of Main Interest (COMI)

The Company will in principle be subject to insolvency proceedings covered by the Insolvency Regulation (which includes all collective insolvency proceedings available under Swedish law in respect of bodies corporate) if it has its COMI in the Kingdom of Sweden (Art. 3(1) of the Insolvency Regulation). Article 3(1) of the Insolvency Regulation gives the Courts of the Member State (other than the Kingdom of Denmark) within the territory of which the COMI of a debtor is situated, the ability to open main insolvency proceedings of a type specified in Annex A to the Insolvency Regulation in relation to the relevant territory in respect of such debtor. These proceedings are, with regard to other Member States, international in scope, are to be governed by the law of the Member State where such proceedings are opened (subject to the other provisions of the Insolvency Regulation) and are to be effective in all Member States, unless territorial insolvency proceedings or secondary insolvency proceedings are opened in another Member State. Article 4(2) of the Insolvency Regulation provides that the law of the state where proceedings are opened shall determine the conditions for the opening of those proceedings, their conduct and their closure.

If the COMI of a debtor is in one Member State (other than the Kingdom of Denmark), under Article 3(2) of the Insolvency Regulation, the Courts of another Member State (other than the Kingdom of Denmark) may open “territorial insolvency proceedings” or, after the commencement of main proceedings “secondary insolvency proceedings”, in the event that such debtor possesses an “establishment” in the territory of such other Member State. The applicable law of such secondary or territorial insolvency proceedings will be the law of that other Member State. However, secondary or territorial insolvency proceedings are limited in scope to the debtor’s assets in that Member State and so will not extend beyond the Member State where they are opened. Furthermore, under Article 3(3) of the Insolvency Regulation, secondary proceedings are limited to winding-up proceedings. Under Annex B of the Insolvency Regulation under the laws of the Kingdom of Sweden secondary proceedings permitted is limited to bankruptcy (Sw.: konkurs). Generally insolvency proceedings will be opened in a jurisdiction in which the debtor has an “establishment” following the opening of the main insolvency proceedings, but there are exceptions to this principle as set out in Article 3(4) of the Insolvency Regulation.

The COMI is presumed, in the case of a company or body corporate, to be the place of its registration as a legal person. Accordingly, if the Company is registered in the Kingdom of Sweden, Swedish courts will be entitled to open main insolvency proceedings against it and apply the laws of the relevant insolvency proceedings. However, this presumption may be rebutted if it can be established, by applying article 3(1) of the Insolvency Regulation (in combination with its recital 13) that, despite being registered in the Kingdom of Sweden, the Company conducts the administration of its interests on a regular basis in and/or from another EU Member State (other than the Kingdom of Denmark), which is ascertainable by third parties. Hence, the courts of such a Member State could consider having jurisdiction and open main insolvency proceedings against the Company where it is established that the COMI is located in that Member State. While there is no Swedish Supreme Court case law as to the factors which the court will take into account in determining where the COMI is located, it is thought that the courts may look to the place of the high-level decision meetings and the place where the board of directors’ meetings take place as being likely to be relevant in this context.

We believe that the Swedish courts would impose exacting standards of the proof to be produced to rebut the presumption. Clarification on the more precise meaning of COMI will have to come from the European Court of Justice.

The European Court of Justice provided some guidance as to how COMI should be construed in the case In re Eurofood (C-341/04), handed down on 2 May 2006. In that case, the Court held that where a debtor is a subsidiary company whose registered office and that of its parent company are situate in two different Member States of the European Union, the presumption laid down in the second sentence of Article 3(1) of the Insolvency Regulation – whereby the COMI of that subsidiary is situate in the Member State where its registered office is situate – can be rebutted only if factors which are both “objective and ascertainable by third parties” enable it to be established “that an actual situation exists which is different from that which location at that registered office is deemed to reflect”. That could be so – the Court argued – in particular in the case of a company not carrying out any business in the territory of the Member State in which its registered office is situate. By contrast – the Court held –, where a company carries on its business in the territory of the Member State where its registered office is situate, “the mere fact that its economic choices are or can be controlled by a parent company in another Member State is not enough to rebut the presumption laid down by Article 3(1) of the Insolvency Regulation”. This ruling seems to indicate that the standard of proof for rebutting the presumption is a heavy one.

End of Appendix I